December 18, 2018	Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351 F +1 202 778 9100

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 137 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Ms. Bentzinger:

On behalf of EQ Advisors Trust (the “Trust”), set forth below are comments that you provided on November 28, 2018, concerning Post-Effective Amendment No. 137 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) with respect to the seven new series identified below (each, a “Portfolio” and together, the “Portfolios”):

1290 VT Moderate Growth Allocation Portfolio

EQ/American Century Moderate Growth Allocation Portfolio

EQ/AXA Investment Managers Moderate Allocation Portfolio

EQ/First Trust Moderate Growth Allocation Portfolio

EQ/Goldman Sachs Growth Allocation Portfolio

EQ/Invesco Moderate Growth Allocation Portfolio

EQ/Legg Mason Growth Allocation Portfolio

The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2018, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder. Your comments are set forth below and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.

Comment: Please confirm that the 1290 VT Moderate Growth Allocation Portfolio’s Expense Limitation Arrangement, as disclosed in its fee table, will reduce the Portfolio’s operating expenses for no less than one year from the effective date of the Portfolio’s prospectus. Please confirm the period for which the Expense Limitation Arrangement is expected to continue, including the expected termination date. Please apply this comment to all Portfolios.

K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000    F +1 202 778 9100    klgates.com

Elisabeth Bentzinger

December 18, 2018

Response: The Trust has updated the statement of each Portfolio’s Expense Limitation Arrangement to reflect that the arrangement will remain in effect through April 30, 2020.

2.

Comment: The 1290 VT Moderate Growth Allocation Portfolio invests principally in fixed income securities. Please disclose the criteria with respect to maturity and/or duration that the Portfolio might use to select fixed income securities. Please apply this comment to all Portfolios that invest principally in fixed income securities.

Response: The summary prospectuses for each of the 1290 VT Moderate Growth Allocation Portfolio, the EQ/First Trust Moderate Growth Allocation Portfolio, and the EQ/Invesco Moderate Growth Allocation Portfolio state that the Portfolio invests in ETFs or other fixed income securities or other fixed income-related instruments, as the case may be for each Portfolio, “ …to create a fixed income allocation with a risk and return profile similar to that of the Markit iBoxx® USD Liquid Investment Grade Index, which is an unmanaged index consisting of liquid, U.S. dollar-denominated, investment-grade (as determined by Markit Indices Limited, the index provider) corporate bonds. As of the date of this Prospectus, the bonds eligible for inclusion in the Index have at least three years to maturity (or at least three years and six months to maturity for new Index constituents).” The Trust respectfully submits that no revisions to these Portfolios’ existing disclosure are required.

The Trust has revised the summary prospectuses for each of the EQ/American Century Moderate Growth Allocation Portfolio, the EQ/AXA Investment Managers Moderate Allocation Portfolio, the EQ/Goldman Sachs Growth Allocation Portfolio, and the EQ/Legg Mason Growth Allocation Portfolio to include the following disclosure:

“In selecting the Portfolio’s investments in fixed income securities, the Sub-Adviser seeks to create a fixed income allocation with a risk and return profile similar to that of the Markit iBoxx® USD Liquid Investment Grade Index, which is an unmanaged index consisting of liquid, U.S. dollar-denominated, investment-grade (as determined by Markit Indices Limited, the index provider) corporate bonds. As of the date of this Prospectus, the bonds eligible for inclusion in the Index have at least three years to maturity (or at least three years and six months to maturity for new Index constituents).”

3.

Comment: The “Principal Investment Strategy” section in the summary prospectus for the 1290 VT Moderate Growth Allocation Portfolio discloses that “[u]nder normal market conditions, the Portfolio seeks to maintain an equity volatility of not more than 20% on an annualized basis over an extended period of years.” Please make this disclosure “plain English” and clarify what “not more than 20%” means. Please apply this comment to all Portfolios whose summary prospectuses include this disclosure.

Elisabeth Bentzinger

December 18, 2018

Response: The Trust has revised the sentence, which appears in the paragraph that describes each Portfolio’s volatility management strategy, to read as follows: “Under normal market conditions, the Portfolio seeks to maintain, over an extended period of years, an average annualized volatility in the Portfolio’s daily equity returns of not more than 20%. The magnitude of the changes in the Portfolio’s daily equity returns is measured by standard deviation.” In this connection, the Trust also has revised the second and third sentences in the same paragraph that describes each Portfolio’s volatility management strategy to read as follows: “Volatility is a statistical measure of the magnitude of changes in the Portfolio’s returns. A higher volatility level generally indicates higher risk and often results in more frequent and sometimes significant changes in the Portfolio’s returns.”

4.

Comment: The “Principal Investment Strategy” section in the summary prospectus for the 1290 VT Moderate Growth Allocation Portfolio discloses that “the Portfolio’s derivative instruments will consist of … short positions on exchange-traded equity and fixed income futures contracts.” Please confirm supplementally that expected dividend and interest expenses on securities sold short are included in the Portfolio’s fee table. Please apply this comment to all Portfolios that may engage in short sales.

Response: In general, the Portfolios intend to use derivative instruments to obtain short exposure. Obtaining short exposure through derivative instruments does not involve payment of dividend or interest expenses commonly associated with actual short sales of securities. The Trust confirms that, for any Portfolio that engages in short sales of securities, expected dividend and interest expenses on securities sold short will be included in the Portfolio’s fee table.

5.

Comment: The 1290 VT Moderate Growth Allocation Portfolio’s summary prospectus discloses “Cash Management Risk” as a principal risk. If the Portfolio is exposed to cash management risk not only through its investments in derivatives (as disclosed in the risk factor) but also through its volatility management strategy, please revise the risk disclosure to make that clear. Please also briefly describe counterparty risk, which is referenced in the risk factor. Please apply this comment to all Portfolios that disclose “Cash Management Risk” as a principal risk.

Response: For each Portfolio, the Trust has revised “Cash Management Risk” to read as follows:

Cash Management Risk: Upon entering into certain derivatives contracts, such as futures contracts, and to maintain open positions in certain derivatives contracts, the Portfolio may be required to post collateral for the contract, the amount of which may vary. In addition,

Elisabeth Bentzinger

December 18, 2018

the Portfolio may maintain cash and cash equivalent positions as part of the Portfolio’s strategy in order to take advantage of investment opportunities as they arise, to manage the Portfolio’s market exposure and for other portfolio management purposes. As such, the Portfolio may maintain cash balances, including foreign currency balances, which may be significant, with counterparties such as the Trust’s custodian or its affiliates. ~~The Portfolio is thus subject to counterparty risk and credit risk with respect to these arrangements.~~ Maintaining larger cash and cash equivalent positions could negatively affect the Portfolio’s performance due to missed investment opportunities and may also subject the Portfolio to additional risks, such as increased credit risk with respect to the custodian bank holding the assets and the risk that a counterparty may be unable or unwilling to honor its obligations.

6.

Comment: The 1290 VT Moderate Growth Allocation Portfolio’s summary prospectus discloses “Portfolio Turnover Risk” as a principal risk. Please disclose in the strategy section that the Portfolio may engage in active and frequent trading. Please apply this comment to all Portfolios that disclose “Portfolio Turnover Risk” as a principal risk.

Response: The Trust has revised each Portfolio’s strategy section to include the following disclosure: “The Portfolio may engage in active and frequent trading of portfolio securities in pursuing its principal investment strategies.”

7.	Comment: Please supplementally identify the broad-based securities market index that each Portfolio will utilize.

Response: The broad-based securities market indexes that each Portfolio will utilize are the Standard & Poor’s 500® Composite Stock Price Index and the Markit iBoxx® USD Liquid Investment Grade Index.

8.

Comment: In the disclosure provided in response to Item 9(b) of Form N-1A, please clearly distinguish the risks that are principal from the risks that are not principal with respect to each Portfolio, perhaps with the use of a chart. Alternatively, please move all non-principal risks to the SAI. See Instruction C.3(b) to the General Instructions of Form N-1A and Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014) (the “Guidance Update”).

Response: The Trust notes that, as required by Item 4 of Form N-1A, the Portfolios’ principal risks are identified in the summary prospectuses. The Portfolios’ principal risks, as well as additional information associated with the Portfolios’ principal risks, are described within the statutory prospectuses. The “More information on strategies and risks” section of the statutory prospectuses affirms that the Portfolios’ principal risks are discussed in the summary prospectuses. The Trust has included risks only in its Item 9 disclosure (and not in its Item 4 disclosure) if they are not principal to a Portfolio’s investment strategies or which add additional information about principal risks already disclosed. Because General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus,”

Elisabeth Bentzinger

December 18, 2018

the Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal risk in response to Item 9(b). Therefore, the Trust respectfully declines to make any revisions at this time. However, in connection with the next annual update of the Trust’s Registration Statement on Form N-1A, the Trust intends to incorporate certain changes to the Registration Statement that are intended to accommodate the staff’s request.

9.

Comment: In the “Glossary of Terms” section of the Portfolios’ statutory prospectuses, please disclose under “Duration” that longer duration corresponds to greater sensitivity to changes in interest rates, which typically corresponds to higher portfolio volatility and higher risk.

Response: The Trust has revised the disclosure under “Duration” to include the following sentence: “Typically, the longer the maturity or duration of a bond, the greater the effect a change in interest rates could have on the bond’s price. Thus, a bond portfolio’s sensitivity to interest rate risk will increase with any increase in the bond portfolio’s duration.”

10.

Comment: The “Principal Investment Strategy” section in the summary prospectus for the EQ/American Century Moderate Growth Allocation Portfolio discloses that the Portfolio may invest in convertible securities. If the Portfolio invests in contingent convertible securities as a principal investment strategy, please explain supplementally the extent to which the Portfolio may invest in contingent convertible securities, as additional risk disclosure may be warranted. Please apply this comment to all Portfolios that may invest in convertible securities as a principal strategy.

Response: The Trust confirms that no Portfolio will invest in contingent convertible securities as a principal strategy.

11.

Comment: The “Principal Investment Strategy” section in the summary prospectus for the EQ/American Century Moderate Growth Allocation Portfolio discloses that “[s]ubstantially all of the Portfolio’s fixed income allocation will be invested in ETFs and in instruments that provide exposure to the Corporate Debt asset category.” Please clarify whether the capitalization of the term “Corporate Debt” is intended to signify a specific definition (as opposed to the common meaning of this term) and, if so, please include the definition. Please apply this comment to all Portfolios that refer to the “Corporate Debt” asset category.

Response: The capitalization of the term “Corporate Debt” is not intended to signify a specific definition; it is intended merely to designate a title for the fixed income asset category. Nonetheless, the Trust will revise the term to “corporate debt” (all lower case).

12.

Comment: For each Portfolio that invests in derivatives as a principal strategy and includes “Derivatives Risk” as a principal risk, please consider the SEC staff (“Staff”) guidance set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and

Elisabeth Bentzinger

December 18, 2018

Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (commonly referred to as the “Barry Miller Letter”) regarding derivatives related disclosure, and ensure the disclosure is not generic and fully describes how the Portfolio will use derivatives and the risks associated with the use of derivatives.

Response: The Trust confirms that it has reviewed the derivatives disclosure included in the Portfolios’ prospectus and has determined that it is consistent with the views set forth in the Barry Miller Letter.

13.

Comment: The EQ/American Century Moderate Growth Allocation Portfolio’s summary prospectus discloses “Short Position Risk” as a principal risk. Consider whether this risk factor should be added as a principal risk for the 1290 VT Moderate Growth Allocation Portfolio.

Response: The Trust has revised the 1290 VT Moderate Growth Allocation Portfolio’s summary prospectus to include “Short Position Risk.”

14.	Comment: For the EQ/AXA Investment Managers Moderate Allocation Portfolio, please include risk factors that address the Portfolio’s investments in preferred stocks and convertible securities.

Response: The Trust has revised the Portfolio’s summary prospectus to include “Preferred Stock Risk” and “Convertible Securities Risk.”

15.	Comment: For the EQ/Goldman Sachs Growth Allocation Portfolio, please include risk factors that address the Portfolio’s investments in preferred stocks and Japanese equity securities.

Response: The Trust has revised the Portfolio’s summary prospectus to include “Preferred Stock Risk.” The Portfolio’s summary prospectus discloses “Foreign Securities Risk” as well as various sub-categories of that risk factor. The Trust has reviewed the risk disclosure included in the Portfolio’s summary prospectus and has determined that it is appropriate, in light of the Portfolio’s anticipated level of investment in Japanese equity securities. The Trust respectfully submits that no further revisions to the Portfolio’s existing disclosure are required.

16.

Comment: The “Principal Investment Strategy” section in the summary prospectus for the EQ/Goldman Sachs Growth Allocation Portfolio discloses that “[s]ecurities may be issued by issuers located in any country, and may be denominated in any currency.” If the Portfolio may invest in emerging markets as a principal strategy, please revise the section accordingly and include a risk factor addressing the Portfolio’s investments in emerging markets. Please apply this comment to all Portfolios that include this disclosure.

Elisabeth Bentzinger

December 18, 2018

Response: The Trust confirms that no Portfolio will invest in emerging markets as a principal strategy. The Trust has clarified the sentence in the EQ/Goldman Sachs Growth Allocation Portfolio’s summary prospectus to read as follows: “[s]ecurities may be issued by issuers located in any developed country, and may be denominated in any currency.” The Trust notes that each of the other Portfolios’ summary prospectuses currently indicates an equity asset category of “International Equity (excluding emerging markets)” or “International Developed.”

17.

Comment: The “Principal Investment Strategy” section in the summary prospectus for the EQ/Goldman Sachs Growth Allocation Portfolio discloses that “the Portfolio may also invest in real estate investment trusts (“REITs”).” The corresponding “Real Estate Investing Risk” risk factor references subprime mortgages. If the Portfolio may invest in subprime mortgages as a principal strategy, please revise the section accordingly.

Response: The Trust has revised the “Real Estate Investing Risk” risk factor in the Portfolio’s summary prospectus to delete the following sentence: “The risk of defaults is generally higher in the case of mortgage pools that include subprime mortgages involving borrowers with blemished credit histories.”

Statement of Additional Information

18.

Comment: Regarding the discussion of the concentration policy in “Notations Regarding the Portfolios’ Fundamental Restrictions” (page 6), please clarify that private activity municipal bonds are those that are backed principally by the activities of non-governmental users. See SEC Release 9785 from 1977.

Response: The Trust notes that private activity municipal bonds are described in the SAI in the section titled “Investment Strategies and Risks - Municipal Securities” and that this section currently includes the requested disclosure. Therefore, the Trust respectfully declines to revise the disclosure.

19.

Comment: Regarding the discussion of the concentration policy in “Notations Regarding the Portfolios’ Fundamental Restrictions” (page 6), we note the following disclosure: “Each Portfolio may invest in securities of other investment companies or investment vehicles that may concentrate their assets in one or more industries. Each Portfolio may consider the concentration of such investment companies and investment vehicles in determining compliance with the fundamental investment restriction.” The Staff’s position is that the investments of all of a Portfolio’s underlying funds should be considered for purposes of determining compliance with a concentration policy, and not just of those underlying funds that concentrate their investments. Please modify the first sentence quoted above accordingly. In addition, please revise the explanatory note to state that the Portfolios will consider the investments of the investment companies and other investment vehicles in which they invest when determining compliance with the fundamental restriction on concentration. If appropriate, this statement can be modified by disclosing that a Portfolio will consider the investments of the underlying funds to the extent the Portfolio has sufficient information about such investments.

Elisabeth Bentzinger

December 18, 2018

Response: The Trust is not aware of a requirement to “look through” underlying investment companies in which a Portfolio invests for purposes of administering its concentration policy. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

20.

Comment: Regarding the discussion in “Control Persons and Principal Holders of Securities” (pages 81-82), please update the information provided as of June 29, 2018, as of a specified date no more than 30 days prior to the date of the filing.

Response: The Trust has updated the information provided as of November 30, 2018.

21.

Comment: Please confirm supplementally that all of the sub-adviser agreements are covered by aggregate fee relief so that each Portfolio is not required to disclose the fee payable to each sub-adviser.

Response: The Trust confirms that it does not have aggregate fee relief. However, the Trust respectfully submits that the disclosure as currently provided is consistent with the requirements of Item 19(a)(3) of Form N-1A. Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the sub-advisory fees are paid by the Adviser, and not a Portfolio, the Trust respectfully declines to make any changes in response to this comment.

22.

Comment: In Appendix D — Proxy Voting Policies and Procedures, the Staff notes that one set of policies and procedures appears to be for Rosenberg Equities, which is not listed as a sub-adviser to any Portfolio. The Staff also notes that Taft-Hartley proxy voting guidelines as well as ISS proxy voting guidelines are included in Appendix D. Please confirm the sets of policies and procedures.

Response: The Trust has confirmed and, as applicable, updated the proxy voting policies and procedures for each sub-adviser. The Trust has deleted the proxy voting policies and procedures for Rosenberg Equities, as well as the Taft-Hartley proxy voting guidelines. Further, the Trust confirms that the ISS proxy voting guidelines are included along with the proxy voting policies and procedures for both FMG LLC and First Trust.

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    If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Elisabeth Bentzinger

December 18, 2018

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	William MacGregor, Esq.

Kiesha T. Astwood-Smith, Esq.

Victoria Zozulya, Esq.

AXA Equitable Funds Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP